August 16, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Mr. David L. Orlic
Ms. Katherine Wray

Re:	Veraz Networks, Inc.
Form S-3 Registration Statement
Registration File No. 333-163908

Ladies and Gentlemen:

The undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (the “Filing”) to become effective at 4 p.m. Eastern Time on August 18, 2010 or as soon thereafter as is practicable.

In connection with this request, the undersigned registrant hereby acknowledges that:

(i) should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

(ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and the accuracy of the disclosure in the Filing; and

(iii) the undersigned registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

VERAZ NETWORKS, INC.

By:	/s/ Eric C. Schlezinger
Eric C. Schlezinger General Counsel

cc:	James F. Fulton, Jr., Esq., Cooley LLP